Exhibit 99.1

FOR IMMEDIATE RELEASE

MMA.INC Reports 128%* Annualized Revenue Growth for BJJLink, Driven by Explosive SaaS Subscription Growth in first 7 months of 2025

Highlights

●	SaaS Subscription Growth Surges over 188%** annualized, highlighting strong market adoption and fueled by rapid onboarding of BJJ academies and strong upsell activity
●	Total Annualized Revenue Growth exceeds 128%* across SaaS and transaction revenue
●	These results follow the recently announced partnership with UFC Gym BJJ, a global gym franchise partnership expected to launch over 45 new BJJ academies in 2025
●	Brand reach and consumer engagement of BJJLink has been further amplified through the signing of Clark Gracie as BJJLink’s global ambassador

New York, NY – AUGUST 6, 2025 - Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company” and doing business as MMA.INC), the leading technology driven ecosystem in global combat sports, today announced that its BJJLink business has delivered annualized revenue growth of 128%* for the seven months ended July 31, 2025.

BJJLink’s revenue model is comprised of recurring SaaS subscription income and transaction fees from its payment platform. Notably, SaaS subscription revenue surged 188%** on an annualized growth rate, underscoring MMA’s successful acquisition of BJJLink, that was completed in December 2024. This strong growth is a direct result of the revenue synergies that the Company has delivered since the acquisition and integration, as well as further brand and platform enhancements, new strategic partnerships and market expansion into the fast-growing Jiu Jitsu sector.

“As we move into the second half of 2025, BJJLink has become a very important and potent new revenue pillar for MMA. We believe BJJLink is the world’s best software platform for Jiu Jitsu academies and this fuels our very bullish expectations for its growth in the coming years,” said Nick Langton, Founder and CEO of MMA. “We believe these results validate both the strength of our product and the scalability and stickiness of SaaS revenues, underlined by our delivery of real value to gym owners, coaches and athletes, positioning us for continued growth and industry leadership.”

Since its acquisition in December 2024, BJJLink serves as the Company’s flagship software product. It is a central piece of infrastructure supporting operations throughout MMA’s ecosystem, which includes MixedMartialArts.com, TrainAlta, and Hype. Upon acquisition, BJJLink had over 50,000 active students across 802 gyms in 16 countries. Since then, platform growth has accelerated materially, and average revenue per academy continues to rise through subscription upgrades and cross platform integrations.

Looking forward, MMA anticipates BJJLink will:

●	Continue expansion into international markets including Europe, Latin America, and Asia;
●	Increase platform stickiness through premium feature launches and integration with MMA’s community and consumer brands; and
●	Ongoing conversion of 30-day trial users to paid premium subscribers, strengthening margin profile and recurring revenue base.

BJJLink’s growth reaffirms MMA’s broader mission to modernize and digitize the global martial arts industry. The Company remains committed to delivering scalable technology solutions that support its vision of connecting and empowering martial arts gyms, coaches and practitioners worldwide.

* The 128% compound annual growth rate (CAGR) in total software revenue is calculated by comparing total monthly revenue from BJJLink, including both SaaS and transaction revenues, in December 2024 with that of July 2025.

** The 188% compound annual growth rate (CAGR) in SaaS subscription revenue is based on a comparison of total SaaS revenue from December 2024 to total SaaS revenue in July 2025.

About Mixed Martial Arts Group Limited

Mixed Martial Arts Group Limited (MMA.Inc) is revolutionizing the combat sports industry by driving participation and engagement across fans, athletes, coaches, and gym owners. The company operates four core business units:

●	TrainAlta: A platform that transforms MMA fans into active participants through structured training programs.
●	Hype: A marketing platform helping gym owners, coaches, and athletes grow revenue from their audiences.
●	MixedMartialArts.com: The go-to resource for MMA news, fighter data, fight schedules, and the legendary Underground forum.
●	BJJLink: A leading gym management platform designed for BJJ academies, offering tools for payment processing, marketing, student engagement, and content monetization.

With over 5 million social media followers, 530,000 user profiles, 50,000 active students, 18,000 published gyms and 800 verified gyms across 16 countries, MMA continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders.

For more information, visit www.mma.inc or follow us on social media:

●	Facebook: TrainAlta
●	Instagram: @TrainAlta
●	X: @AltaGlobalGroup
●	LinkedIn: MMA.inc

Forward-Looking Statements

This press release may include forward-looking statements. Any statements contained herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements contained in this press release that are not based upon historical fact are based on current expectations, estimates, projections, opinions and/or beliefs of the Company. Such statements are not facts and involve known and unknown risks, uncertainties, and other factors. Prospective investors should not rely on these statements as if they were facts. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules, membership terms or pricing changes. Any references to verified gyms, partner gyms, user profiles refer to a profile that has been claimed or created across the MMA.inc platform, which includes TrainAlta.com, BJJ Link, Hype, MixedMartialArts.com and Steppen. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and any underlying forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Mixed Martial Arts Group Limited

E: peter@mma.inc